Exhibit 99.2

Eco Wave Power Global AB (publ) Published Annual Report 2022

Stockholm, June 7, 2023 – Eco Wave Power Global AB (publ) (“Eco Wave Power” or the “Company”) (Nasdaq: WAVE), a leading, publicly traded onshore wave energy technology company that developed a patented, smart and cost-efficient technology for turning ocean and sea waves into green electricity, today published its Swedish statutory annual report for the fiscal year ended December 31, 2022 (“Annual Report 2022”). Annual Report 2022 is attached to this press release and available at https://www.ecowavepower.com/investor-relations/financial-reports/.

For the full report in Swedish, please click here.

For the full report in English, please click here.

About Eco Wave Power Global AB (publ)

Eco Wave Power is a leading onshore wave energy technology company that developed a patented, smart and cost-efficient technology for turning ocean and sea waves into green electricity. Eco Wave Power’s mission is to assist in the fight against climate change by enabling commercial power production from the ocean and sea waves.

The Company is currently finalizing the construction of its grid connected project in Israel, with co-investment from the Israeli Energy Ministry, which recognized the Eco Wave Power technology as “Pioneering Technology” and will soon commence the installation of its newest pilot in AltaSea’s premises in the Port of Los Angeles. The Company also holds concession agreements for commercial installations in Europe and has a total projects pipeline of 404.7 MW.

Eco Wave Power received funding from the European Union Regional Development Fund, Innovate UK and the European Commission’s Horizon 2020 framework program. The Company has also received the “Global Climate Action Award” from the United Nations.

Eco Wave Power’s American Depositary Shares (WAVE) are traded on the Nasdaq Capital Market.

Read more about Eco Wave Power at www.ecowavepower.com. Information on, or accessible through, the websites mentioned above does not form part of this press release.

For more information, please contact:

Inna Braverman, CEO

Inna@ecowavepower.com

+97235094017

For media inquiries, please contact:

Jacob Scott, Vectis Strategies

+1.412.445.7719

jscott@vectisstrategies.com